NEWS RELEASE

Granting of Stock Options

September 7, 2005 - Vancouver, Canada – Endeavour Silver Corp. (EDR: TSX-V, EJD: FSE) announces the grant of incentive stock options to directors, officers and employees to acquire up to 816,000 common shares at a price of CAD$2.35 per share for a period of five years ending on September 7, 2010.

Endeavour Silver Corp. (EDR: TSX-V, EDJ: FSE) is a silver mining company focused on the growth of its silver resources and production in Mexico. The expansion program now underway at the high grade Santa Cruz silver mine in Durango, Mexico has the potential to make Endeavour one of the top five primary silver producers in the world.

On Behalf of the Board of Directors,
ENDEAVOUR SILVER CORP.

/s/ “Bradford J. Cooke”

Bradford J. Cooke
Chairman and CEO

For more information, please contact Hugh Clarke at Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email investorrelations@edrsilver.com or visit our website, www.edrsilver.com. The TSX Venture Exchange has neither approved nor disapproved the contents of this news release.

Suite #800 – 850 West Hastings Street, Vancouver, BC, Canada, V6C 1E1
Toll free: 1-877-685-9775 (Canada & U.S.)        Phone: (604) 685-9775        Fax: (604) 685-9744
Website: www.edrsilver.com        E-mail: investorrelations@edrsilver.com         Trading Symbol TSX-V: EDR